Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE APPOINTS DR. DONALD LOW AS CHAIRMAN OF SCIENTIFIC ADVISORY BOARD

Toronto, Ontario, September 11, 2006 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced that it has appointed Dr. Donald Low as Chairman of its Scientific Advisory Board (SAB), effective immediately. With more than 30 years of experience, Dr. Low is recognized world-wide as an authority in the area of emerging infectious diseases.

“Developing products for infectious disease testing, one of the largest market opportunities for DNA based diagnostics, is a key focus of our Company. We welcome Dr. Low and anticipate that his expertise and guidance will prove invaluable as we advance our flagship infectious disease test, the ID-Tag™ Respiratory Viral Panel, through the regulatory clearance and commercialization processes,” said Greg Hines, President and CEO of Tm Bioscience. “That Tm was able to attract talent of Dr. Low’s caliber underscores the potential of this product to play a key role in improving the management of respiratory infections.”

“Tm’s core Universal Array technology enables products which could more rapidly and cost effectively identify and discriminate between multiple infectious disease organisms in a clinical setting, leading to improved treatment responses. In particular, Tm’s ID-Tag™ RVP represents a significant new tool which could significantly improve how respiratory viral infections are identified and managed,” said Dr. Low. “I look forward to my involvement in advancing this truly innovative technology.”

Dr. Low is a Professor of Medicine and Microbiology at the University of Toronto; Head of the Division of Microbiology in the Department of Laboratory Medicine and Pathobiology at the University of Toronto; Medical Director of Public Health Laboratories; and Chief of the Toronto Medical Laboratories and Mount Sinai Hospital Department of Microbiology. Among his many appointments, he is Chair of the Pandemic Influenza Planning Executive Committee at Mount Sinai Hospital.

The Tm SAB meets regularly to advise management on the selection and development of new DNA-based diagnostic products and provide recommendations on regulatory and commercialization strategies for the Company's growing menu of genetic tests.

Tm Bioscience's ID-Tag™ RVP is a proprietary, comprehensive test for the detection of 20 of the most common strains and subtypes of respiratory viruses, including respiratory syncytial virus A and B, influenza A (with subtyping) and influenza B. The ID-Tag™ RVP is designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases.

Dr. Low replaces Dr. Brad Popovich, who will no longer serve on the Company’s SAB. “We thank Dr. Popovich for his insight and dedication over the past three years,” added Mr. Hines.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s proprietary Tag-It™ Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification, allowing the test to be marketed for diagnostic purposes in the European Union. Tm Bioscience is developing the ID-Tag™ Respiratory Viral Panel, a comprehensive assay for the detection of various strains and subtypes of respiratory viruses. In addition, the Company is developing a companion test for the blood-thinning drug Warfarin and a test for patients under treatment for sepsis.

For more information, visit tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains certain forward-looking statements with respect to Tm Bioscience Corporation. These include statements about management’s expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “vision”, “may”, “will”, “should”, “plan”, “anticipate”, “believe”, “intend”, “potential”, “estimate”, “forecast”, “project”, “predict” and “expect” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future operating results, economic performance and product development efforts are or involve forward-looking statements. More specifically, statements about the planned development of diagnostic genetic tests, including the Company’s ID-Tag™ RVP panel, the potential efficacy of such tests, the anticipated timing of the commercial launch, the approximate revenues and earnings that will be generated by such tests and the market penetration Tm will obtain for such tests, are forward-looking statements.

These forward-looking statements are based on certain factors and assumptions. The Company has assumed that it will submit its ID-Tag™ RVP tests for regulatory approval in 2006, that it will receive the necessary regulatory approvals from the FDA and European regulatory authorities within one year of submission, and that as part of such approval the FDA and European regulatory authorities will have reviewed, as required, clinical and analytical validation of the tests. The Company has also assumed that it will have sufficient capital to develop and commercially roll-out and manufacture sufficient quantities of its tests and that genetic testing for infectious diseases will become more widespread. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements are not guarantees of future performance and by their nature necessarily involve risks and uncertainties that could cause the actual results to differ materially from those contemplated by such statements including, without limitation: the risk that the factors and assumptions underlying the forward-looking statements may prove to be incorrect; the difficulty of predicting regulatory approvals particularly the timing and conditions precedent to obtaining any regulatory approval; market acceptance and demand for new products; the availability of appropriate genetic content and other materials required for the Company’s products; the Company’s ability to manufacture its products on a large scale; the protection of intellectual property connected with genetic content; the impact of competitive products, currency fluctuations; risks associated with the Company’s manufacturing facility; and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual report, available on SEDAR at www.sedar.com. If any of these risks or uncertainties were to materialize, actual results of the Company could vary materially from those that are expressed or implied by these forward-looking statements.

You should not place undue importance on forward-looking statements and should not rely on them as of any other date. Except as may be required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACTS:

James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com